
66H2594
360745
360746
358185
326259
358186
358187
358188
358189
523299
GLACIER
92O.023
539329
CLIFF
522916
533422
217
533423
218
219
GLACIER
CLIFF
CLIFF
CLIFF
CLIFF
CLIFF
195
194
CLIFF
CLIFF
CLIFF
CLIFF
92O.013
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Map Center: 123° 29' 50" W, 51° 14' 14" N